Exhibit 21.1

Subsidiaries of Registrant

Name of undertaking	Country of registration
GW Pharma Limited	England and Wales
GW Research Limited	England and Wales
Greenwich Biosciences, Inc.	United States
GWP Trustee Company Limited	England and Wales
GW Pharmaceuticals Australia Pty. Limited	Australia
Cannabinoid Research Institute Limited	England and Wales
G-Pharm Limited	England and Wales
GW Pharma (Germany) GmbH	Germany
GW Pharma (Italy) S.R.L.	Italy
GW Pharma (International) B.V.	Netherlands